Exhibit 99.93

CONSENT

April 15, 2025

To:	British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers

I, Christopher Jacobs, CEng, MIMMM, consent to the public filing of the technical report entitled “NI 43-101 Technical Report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California” and dated April 14, 2025 (the “Technical Report”) by Blue Moon Metals Inc. (the “Issuer”), with the above listed commissions and with any other applicable regulatory authorities.

I also consent to any extracts from or a summary of the Technical Report in the Issuer’s news releases dated March 3, 2025 and April 15, 2025. I certify that I have read the Issuer’s news releases dated March 3, 2025 and April 15, 2025, and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

“Christopher Jacobs” {signed}

Christopher Jacobs, CEng, MIMMM